

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2018

Ascher Shmulewitz
Chief Executive Officer
Therapix Biosciences Ltd.
4 Ariel Sharon Street
HaShahar Tower, 16th Floor
Givatayim 5320047, Israel

> **Re: Therapix Biosciences Ltd.**
> **Registration Statement on Form F-3**
> **Response dated June 20, 2018**
> **File No. 333-225745**

Dear Dr. Shmulewitz:

We have reviewed your response dated July 3, 2018 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and/or providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and/or the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 30, 2018 letter.

Registration Statement on Form F-3 filed July 3, 2018

Description of Securities, page 8

1.   We note your response to our comment that the arbitration provision does not "alter, restrict, limit or effect, prima facie, the rights of an ADS holder or ordinary shareholder of the Company in any way." Please clarify in your analysis whether the provision can result in the board of directors referring a shareholder action under the United States securities laws to arbitration and the procedural protections and substantive remedies that ADS holders and/or ordinary shareholders may have in such event.

Ascher Shmulewitz
Therapix Biosciences Ltd.
July 9, 2018
Page 2

      Please contact Irene Paik at 202-551-6553 or Erin Jaskot at 202-551-3442 with any questions.

                                                Division of Corporation Finance
                                              Office of Healthcare & Insurance

cc: Jeffrey Schultz